# Korea Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)



integrity·trust·professionalism

65 CHALLENGER ROAD, SUITE 250, RIDGEFIELD PARK, NJ 07660   T. 212.244.3940 | F. 201.242.0106

WWW.SEJONGLLP.COM

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Korea Investment & Securities America, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Korea Investment & Securities America, Inc.'s management. Our responsibility is to express an opinion on Korea Investment & Securities America, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Korea Investment & Securities America, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Korea Investment & Securities America, Inc.'s auditor since 2013.

Ridgefield Park, New Jersey
February 26, 2019

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2018

## Assets

| | | |
|---|---|---|
| Cash | $ | 843,363 |
| Time deposits | | 4,047,376 |
| Commissions receivable from Parent | | 108,949 |
| Other receivables | | 41,974 |
| Income tax receivable | | 10,072 |
| Fixed assets, net | | 13,298 |
| Other assets | | 115,985 |
| | $ | 5,181,017 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses and other liabilities | $ | 81,197 |
| Income tax payable | | 2,199 |
| Total liabilites | | 83,396 |
| Commitment | | |
| Stockholder's equity: | | |
| Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding 200 shares | | 2 |
| Additional paid-in capital | | 5,999,998 |
| Accumulated deficit | | (902,379) |
| Total stockholder's equity | | 5,097,621 |
| | $ | 5,181,017 |

See accompanying notes to financial statements.

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2018

## (1) Description of Business

Korea Investment & Securities America, Inc. (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Korea Investment & Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in emerging markets. As shown in the accompanying statement of operations, the major source of income is commission income from its brokerage services.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC rule 15c3-3 under Paragraph (k)(2)(i).

## (2) Summary of Significant Accounting Policies

### (a) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### (b) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

### (c) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2018

### (d) New Accounting Standards

Effective January 1, 2018, we adopted FASB ASC Topic 606, Revenue from Contracts with Customers, or ASC 606. ASC 606 provides a five-step model where revenue is recognized when the customer obtains control of the promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. The adoption of ASC 606 does not have a material impact on how we recognize revenue for Commission revenues or research fees income. We will continue to recognize revenue for commission-based arrangements and research fee will continue to be recognized at a point-in-time.

In February 2016, the FASB issued ASU 2016-02, Leases, which supersedes existing guidance on accounting for leases in ASC 840, Leases and generally requires all leases to be recognized in the balance sheet. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The provisions of this ASU are to be applied using a modified retrospective approach. The Company will adopt this ASU in 2019. We are still assessing the impact on financial disclosures related to the new standard. We do not expect this new guidance to have any other material impacts on our financial statements.

### (3) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1. At December 31, 2018, the Company had a minimum net capital requirement of $250,000. The Company had a service agreement ("Chaperoning arrangement") with the Parent, which was regarded as a foreign broker-dealer under SEC Rule 15a-6(a)(3). SEC requires registered broker and dealers that enter into a service agreement with a foreign broker-dealer to maintain a minimum net capital of $250,000. At December 31 2018, the Company had net capital of $4,793,126, which exceeded the minimum requirement by $4,543,126. The Company's percentage of aggregate indebtedness to net capital was 1.74%.

### (4) Fixed Assets

Fixed assets, at December 31, 2018 are summarized as follows:

| | | |
|---|---|---:|
| Equipment | $ | 56,507 |
| Furniture and fixtures | | 25,768 |
| Leasehold improvements | | 17,735 |
| | | 100,010 |
| Less accumulated depreciation and amortization | | 86,712 |
| Fixed assets, net | $ | 13,298 |

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2018

## (5) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2018 are as follows:

| | | |
|---|---|---:|
| Deferred tax assets (liability): | | |
| Net operating loss carryforwards | $ | 503,962 |
| Deferred rent | | 8,026 |
| Fixed assets | | 4,242 |
| Unrealized loss | | (59) |
| Total deferred tax assets, net | | 516,171 |
| Less valuation allowance | | 516,171 |
| Net deferred tax assets | $ | - |

The net change in the valuation allowance for the year ended December 31, 2018 was a decrease of approximately $121,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2018, the Company has net operating loss carryforwards available for federal income tax purpose of approximately $1,435,000, which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $1,788,000 at December 31, 2018, which expire in various years through December 31, 2033.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New Jersey States and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the years ended December 31, 2017, 2016 and 2015 for the federal, states, and local jurisdictions.

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2018

## (6) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers through the Parent. Commissions on Korean equity security transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable from the Parent as of December 31, 2017 amounted to $108,949.

The Company believes that the above transactions between the Company and related parties are at least as favorable to the Company as could have been obtained from unrelated parties at the time they were entered into.

## (7) Commitment

As of December 31, 2018, the Company had been obligated under non-cancelable operating lease contract for its office space, which expires through January 2021. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the non-cancelable operating lease contract as of December 31, 2018 are as follows:

| Years ending December 31: | Amount |
|---|---|
| 2019 | $ 175,000 |
| 2020 | 175,000 |
| 2021 | 15,000 |
| | $ 365,000 |

## (8) Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through the Parent. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2018. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

## (9) Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2018. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

**Korea Investment & Securities America, Inc.**
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2018

Cash and time deposit in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**(10) Subsequent Events**

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2019, the date at which the statement of financial condition was available to be issued, and determined that there were no other items which requires accounting for or disclosure in the statement of financial condition.